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                               EXHIBIT 11

                  OGDEN PROJECTS, INC. AND SUBSIDIARIES

      DETAIL OF COMPUTATION OF EARNINGS APPLICABLE TO COMMON STOCK



                                                     FOR THE
                                                 THREE MONTHS ENDED
                                                     MARCH 31,
                                                 1994         1993
                                                 (In Thousands)

NUMBER OF SHARES USED FOR COMPUTATION
  OF EARNINGS PER SHARE:
  Average number of common shares               38,010       37,878

INCREMENTAL NUMBER OF SHARES RELATING TO
  STOCK OPTIONS AVAILABLE FOR EXERCISE:
  Primary and Fully Diluted                        107          216



NOTE:

Earnings per common share was computed by dividing net income by the weighted average of the number of shares of common stock outstanding during each period. There were no dividends or other adjustments to income in computing earnings applicable to common shares.

The incremental shares relating to stock options available for exercise were not included in the calculation of earnings per common share due to these incremental shares not being considered dilutive since they result in a reduction in earnings per share of less than three percent.
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